UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      July 12, 2006


Mr. David Michery
President
GL Energy and Exploration, Inc.
8721 Sunset Blvd., Penthouse 7
Hollywood, California, 90069

      Re:	GL Energy and Exploration, Inc.
		Amendment No. 1 to Information Statement on Schedule 14C
      Filed June 27, 2006
		File No. 000-31032
		Response Letter dated June 27, 2006

Dear Mr. Michery:

      We have reviewed your filing and have the following comments.
Our page references correspond to the marked copy of the Schedule 14C. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Effects of Reverse Stock Split, page 5
1. We note that you state that only after the reverse split will there be sufficient common stock available to honor full conversion
of the Series A Preferred Stock.    Please provide us with your
analysis of why the disclosure required by Item 11 of Schedule 14A in regard to American Southwest Music distribution is not required. Please refer to Note A to Schedule 14A and Item 1 of Schedule 14C.
2. Please briefly describe the consequences of not obtaining shareholder approval of the reverse stock split.

Closing Comments

      As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Donna Levy at 202-551-3292 or me at 202-551-
3685
with any questions.


      Sincerely,


      							Tangela Richter
      							Branch Chief


cc:  	G. Carney, Esq.
      D. Levy

Mr. David Michery
GL Energy & Exploration, Inc.
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